

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

Francesco Draetta
Chief Financial Officer
Omega Alpha SPAC
888 Boylston Street, Suite 1111
Boston , MA 02199

> **Re: Omega Alpha SPAC**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarter ended June 30, 2022**
> **File No. 001-39840**

Dear Francesco Draetta:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses

of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

<u>FORM 10-Q for the quarter ended June 30, 2022</u>

<u>Exhibits 31.1 and 31.2, page 1</u>

2. We note that your certifications omit the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction